UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 24, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Biocryst Pharmaceuticals, Inc.

File No. 000-23186 - CF#32840
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Biocryst Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 7, 2015.

Based on representations by Biocryst Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through June 2, 2025
Exhibit 10.2	through February 13, 2025
Exhibit 10.3	through March 15, 2025
Exhibit 10.4	through May 30, 2025
Exhibit 10.5	through May 30, 2025
Exhibit 10.8	through June 16, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary